Organigram Reports First Quarter Fiscal 2020 Results

  Net revenue more than doubled to $25.2 million from $12.4 million in Q1 2019

  Gross margin before fair value changes to biological assets and inventory of $9.3 million or 37% of net revenue compared to $8.8 million or 71% of net revenue in Q1 2019

  Net loss of $0.9 million compared to net income from continuing operations of $29.5 million in Q1 2019 largely due to non-cash fair value changes to biological assets and inventories in the prior year quarter

  Adjusted EBITDA1 of $4.9 million compared to $6.8 million in Q1 2019

  As planned, the Company started shipping Trailblazer Torch vape cartridges on December 17, 2019 and expects to start shipping Edison + Feather ready-to-go distillate pens before the end of January 2020 followed by Edison + PAX ERA distillate cartridges in Q2 calendar 2020

  Received licensing for chocolate production and packaging areas in December 2019 and remain on track for initial sales of cannabis-infused chocolates in Q1 calendar 2020

  The Company believes it has enough capital to fund its operations and capital expenditure plans. The Company had $34.1 million of cash and short-term investments at quarter-end. Additionally, as of the date of this press release, Organigram has $30.0 million in undrawn capacity on its term loan and $32.1 million available to raise under its total $55 million at-the-market equity program (the "ATM Program") after it raised $22.9 million subsequent to quarter-end

MONCTON, JANUARY 14, 2020 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the "Company" or "Organigram"), a leading licensed producer of cannabis, is pleased to announce its results for the first quarter ended November 30, 2019 ("Q1" or "Q1 2020").

(in 000s)	Q1-2020	Q1-2019	% Change
Select Key Financial Metrics
Gross revenue	28,448	14,479	96%
Excise taxes	(3,295)	(2,040)	62%
Net revenue	25,153	12,439	102%
Cost of sales	15,811	3,618	337%
Gross Margin (GM) before fair value changes to biological assets & inventories	9,342	8,821	6%
Fair value changes to biological assets & inventories	1,852	42,925	(96%)
Gross margin	11,194	51,746	(78%)
Sales & marketing and general & administrative (SG&A)	9,418	4,528	108%
Net income (loss) from continuing ops	(863)	29,517	(103%)

1 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company's Q1 2020 MD&A for definitions and a reconciliation to IFRS.

(in 000s)	Q1-2020	Q1-2019	% Change
GM before fair value changes to biological assets & inventories as % of net revenue	37%	71%	(34%)
SG&A as a % of net revenue	37%	36%	1%

Adjusted EBITDA[2]	4,867	6,839	(29%)
Adjusted EBITDA as a % of net revenue[2]	19%	55%	(36%)

Select Balance Sheet Metrics (in 000s)	November 30, 2019	August 31, 2019	% Change
Cash & Short-Term Investments	34,132	47,935	(29%)
Biological Assets & Inventories	125,206	113,796	10%
Other Current Assets	32,427	34,550	(6%)
A/P and Other Current Liabilities	48,972	43,864	12%
Working Capital	142,793	152,417	(6%)
Property, Plant & Equipment	261,083	218,470	20%
Long-Term Debt	78,418	46,067	70%
Total Assets	469,484	428,525	10%
Total Liabilities	140, 663	101,519	39%
Shareholders' Equity	328,821	327,006	1%

"Despite ongoing industry challenges, we are pleased with solid Q1 2020 results and our return to positive adjusted EBITDA during the quarter, said Greg Engel, CEO. Our team was also successful in shipping the first of our Rec 2.0 products as planned and on schedule in December of 2019. We also look forward to the launch of the remainder of our vape pen portfolio followed soon after by our premium cannabis-infused chocolate products. In addition to an exciting line-up of 2.0 products, we are rolling out a couple of new core strains, such as our high THC Edison Limelight, across the country following their success as limited-time-offers in smaller markets."

Key Financial Results for the First Quarter Fiscal 2020

  Net Revenue:
    Q1 2020 net revenue grew 102% to $25.2 million from $12.4 million in Q1 2019 wherein Q1 2019 adult-use recreational cannabis was only legalized on October 17, 2018
  Gross Margin before fair value changes to biological assets and inventories sold:
    Q1 2020 gross margin before fair value changes to biological assets and inventories of $9.3 million or 37% of net revenue compared to $8.8 million in Q1 2019 or 71% of net revenue

2 Adjusted EBITDA and adjusted EBITDA as a percentage of net revenue are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to the Company's Q1 2020 MD&A for definitions and a reconciliation to IFRS.

  Higher absolute gross margin in Q1 2020 was due to higher net revenue. Lower Q1 2020 gross margin as a percentage of net revenue was largely due to higher cost of sales from increased staffing for more cultivation and post-harvest capacity without experiencing the benefit of full economies of scale as the Company believes consumer demand continues to be impacted by an inadequate retail store network in Canada
  Gross Margin:
    Q1 2020 gross margin of $11.2 million compared to Q1 2019 gross margin of $51.7 million, largely due to a net non-cash fair value gain on biological assets and inventories sold of
    $1.9 million in the current quarter versus $42.9 million in Q1 2019
  Adjusted EBITDA3:
    Q1 2020 adjusted EBITDA of $4.9 million compared to Q1 2019 adjusted EBITDA of $6.8 million
    Q1 2020 adjusted EBITDA was impacted by higher SG&A compared to Q1 2019 as the Company increased staffing and sales and marketing efforts in response to the first year of legalized adult-use recreational cannabis including edibles and derivative products
  Sales and Marketing and General and Administrative Expenses ("SG&A"):
    Q1 2020 SG&A of $9.4 million compared to $4.5 million in Q1 2019 as the Company had scaled up staffing and marketing activities for legalization of adult-use recreational cannabis sales
    Q1 2020 SG&A represented 37% of net revenue compared to 36% in Q1 2019, which reflected higher net revenue in Q1 2020 and management's disciplined approach to spending despite being in a high growth period
  Net Income (Loss) from Continuing Operations:
    Q1 2020 net loss of $0.9 million or $(0.006) per share on a diluted basis compared to Q1 2019 net income of $29.5 million or $0.195 per share largely due to non-cash fair value changes to biological assets and inventories sold

Key Commentary on Q1 2020 Results vs Q4 2019

  Q1 2020 net revenue of $25.2 million was largely comprised of about $16.7 million of sales to the adult-use recreational and medical markets and about $9.5 million to the wholesale and international markets with the negligible balance coming from other sources, partly offset by about $1.1 million in a provision for product returns and price adjustments. This compared to Q4 2019 net revenue of $16.3 million comprised of about $20.0 million of sales and about $3.7 million in a provision for product returns and pricing adjustments.  The majority of the Q1 2020 provision was related to THC oils which have seen less than anticipated demand in the adult-use recreational market.  The majority of the Q4 2019 provision was related to two slower selling stock-keeping units ("SKUs") sold to the Ontario Cannabis Store (OCS), comprised of a bespoke order of lower THC dried flower intended to fulfill a supply gap in the market earlier in calendar 2019 and THC oils.

3 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company's Q1 2020 MD&A for definitions and a reconciliation to IFRS.

  Q1 2020 cash and "all-in" costs of cultivation of $0.61 and $0.87 per gram of dried flower harvested4 , respectively, decreased from $0.66 and $0.94 per gram in Q4 2019 as yield per plant increased from 148 grams in Q4 2019 to 152 grams in Q1 2020.
  Q1 2020 cost of sales remained relatively stable at $15.8 million from $15.5 million in Q4 2019.  Q1 2020 cost of sales benefited from lower inventory write-offs than in Q4 2019 and lower post harvest costs for product sales to another LP for which product is packaged in bulk without any specific labeling and excise stamps.
  Q1 2020 gross margin before fair value changes to biological assets and inventory increased to $9.3 million or 37% of net revenue from Q4 2019 gross margin before fair value changes to biological assets and inventories of $0.7 million or 5% largely due to higher net revenue and relatively stable cost of sales and indirect production costs as described above.
  Q1 2020 gross margin of $11.2 million compared to Q4 2019 gross margin of negative $11.1 million, largely due to negative non-cash fair value changes in biological assets and inventories in the prior year quarter.
  Q1 2020 positive adjusted EBITDA5 of $4.9 million compared to Q4 2019 negative adjusted EBITDA of $7.9 million. Q4 2019 negative adjusted EBITDA was impacted by lower gross margin before fair value changes to biological assets and inventories (described above) and higher SG&A compared to Q1 2020.
  Q1 2020 SG&A of $9.4 million decreased 32% from $13.9 million in Q4 2019.  As expected,
  Q1 2020 SG&A as a percentage of net revenue decreased to 37% from 85% in Q4 2019 as the Company had previously indicated Q4 2019 was an anomaly.

4 Cash and "all-in" costs of cultivation per gram of dried flower harvested are non-IFRS measures that are not defined by and do not have any standardized meaning under IFRS.  "Cost of cultivation" per gram harvested includes "cash" costs such as direct labour, direct materials and manufacturing overhead (e.g. maintenance) as well as "non-cash" expenses such as employee share-based compensation for cultivation employees and depreciation related to buildings and equipment of the production facility. Cost of cultivation does not include packaging costs, which are added to arrive at the cost for inventory, nor distribution costs (shipping), both of which are included in the cost of sales.  Thus, readers are cautioned against comparing cost of cultivation per gram harvested with cost of sales for the same period(s) for at least two reasons: (1) Cost of sales includes packaging costs and distribution (shipping) costs which "Cost of cultivation" does not, and (2) there is a delay between when product is harvested and when it is sold. Sometimes that delay is one or two quarters (and longer with extraction material). Cost of cultivation also does not include indirect production costs, which are expensed directly against gross margin.

5 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company's Q1 2020 MD&A for definitions and a reconciliation to IFRS amounts.

Adult-Use Recreational Launch 2.0 ("Rec 2.0") - Derivative and Edible Products

  The Company has chosen to initially focus on the two most popular product forms based on US state sales data: vaporizer pens and edible products6.

  To date, Organigram has submitted new product notifications to Health Canada in October 2019 for a comprehensive vape pen portfolio and cannabis infused chocolates.

  As planned, the Company began shipping the first of its 2.0 products, Trailblazer Torch vape cartridges, on December 17, 2019.  The cartridges are custom engineered with borosilicate glass and stainless-steel components, designed to accommodate a standard 510-thead battery.

  Launches of Edison + Feather ready-to-go distillate pens and Edison + PAX ERA® distillate cartridges are expected in January 2020 and Q2 calendar 2020, respectively.

  The Company's next-generation product portfolio includes high-quality cannabis infused chocolate and a dissolvable powder product, designed using nanotechnology for faster absorption of cannabinoids (when compared to traditional edible products). Planned launches of Organigram's chocolate and dissolvable powder products are anticipated in Q1 and Q2 calendar 2020, respectively.

  As expected, the Company took delivery of its high speed, high capacity, fully automated chocolate production line in October 2019.  Installation of the production line has been completed, licensing approval for the chocolate operations area has been received and the Company expects commissioning in time for initial sales in Q1 calendar 2020.

  As previously announced, Organigram has developed a proprietary nano-emulsification technology that is anticipated to provide an initial absorption of cannabinoids within 10 to 15 minutes.  The emulsion process developed by the Organigram team generates micro-particles that are very small and uniform, which it expects will translate to an absorption and onset of effect that is rapid, reliable and controlled. The Company anticipates the nano-emulsion technology will have stability to temperature variations, mechanical disturbance, salinity, pH and sweeteners. The Company's researchers have also recently developed a way to transform this emulsification into a solid form, turning it into a dissolvable powder. This shelf stable, water-compatible, unflavored nano-emulsion formulation is also expected to begin to be absorbed within 10 to 15 minutes when ingested after being added to a liquid.  The powdered formulation will offer consumers a measured dose of cannabinoids which they can then add to liquid, such as a beverage of their choice, while also offering the discretion, portability and shelf life expected of a dry powder formulation. The Company expects to launch the dissolvable powder product in Q2 calendar 2020.

6 QUICK TAKE - Cannabis - Cowen's THC Tracker: U.S. Brands - Cowen and Company, March 29, 2019

Phase 4 Expansion

  In December 2019, the Company received Health Canada licensing approval for the remaining 16 grow rooms for incremental target production capacity of about 13,000 kg per year of dried flower and sweet leaf.  This brings the Company's total licensed target production capacity to 89,000 kg per year7.  Management has decided to fill these newly licensed rooms in Phase 4B at a slower pace in response to lower than anticipated consumer demand at this time which the Company believes is largely due to the lack of an inadequate retail store network at this time, particularly in Ontario.

  As previously reported with the release of Organigram's Fiscal 2019 results on November 25, 2019, the Company's management made a strategic decision to delay the completion of Phase 4C (the final stage of the Phase 4 expansion), previously targeted for the end of calendar 2019, largely due to less than anticipated consumer demand noted above and to more effectively manage and prioritize cash flow as well as potentially use the space in 4C for other opportunities (if strategic and/or market factors dictate).

  In December 2019, the Ontario government announced it is taking steps to move to an open market for retail cannabis stores beginning in January 2020.  Store authorizations from this open application process are expected to be issued beginning in April, at an initial rate of approximately 20 per month.  Management will assess its decision to delay the completion of Phase 4C on an ongoing basis based on the progress and extent of store openings and the impact on consumer demand.

  To date, the Company has completed a significant portion of Phase 4C, such that the Company's management believes the remaining construction can be completed in a relatively short timeframe to be ready to respond to an increase in consumer demand which may result from additional store openings.

  The estimate to complete all of Phase 4 (including the remainder of Phase 4C) was approximately $16 million as of quarter-end.
  If and when the Company decides to complete 100% of Phase 4C for cultivation as currently designed, the Moncton Campus facility is expected to have a target production capacity of 113,000 kg per year7 of dried flower and sweet leaf.

7 Target production capacity once licensed and fully operational; several factors can cause actual capacity and cost to differ from estimates.  See "Risk Factors" in the Company's Q1 2020 MD&A.

Phase 5 Under Refurbishment

  The Company is taking an already constructed 56,000 square foot footprint within its existing facility and turning it into a multi-functional space ("Phase 5") with design specifications to European Union GMP standards.
  Phase 5, once fully licensed and operational, is expected to add significant functionality to the Moncton Campus including additional post-harvesting rooms (including drying rooms), additional extraction capacity, and a dedicated derivatives and edibles facility.
  The estimated total capital cost of Phase 5 is expected to be approximately $65 million8 and the estimate to complete was approximately $20 million as at quarter-end.
  In addition to the chocolate production line now installed and licensed, Phase 5 plans also include a powdered drink mixing and packaging line, expanded vaporizer pen filling and automated packaging, additional extraction by both CO2 and hydrocarbon as well as additional areas for formulation including short path distillation for edibles and vaporizer pen formulas.

Outlook

  The Company believes that the Canadian market is positioned for growth with additional retail store openings planned in the largest markets of Ontario and Quebec collectively representing over 60% of the Canadian population.
  Legalization of edible and derivative products is also expected to significantly expand the legal market from its current state. Certain provinces have announced delays or other restrictions on the launch of vaporizable products in their markets including Newfoundland & Labrador, Quebec and Alberta. The Company is adjusting its distribution schedules and revenue expectations accordingly.
  Organigram has and continues to build excised finished product across a variety of SKUs and is ready to onboard the addition of Ontario retailers.  The first few of Ontario's new stores opened in December 2019.  That same month, Ontario announced it is taking steps to move to an open market for retail cannabis stores beginning in January 2020.  Store authorizations from this open application process are expected to be issued beginning in April, at an initial rate of approximately 20 per month.  This is expected to set the stage for further growth for Organigram and the industry. The Société québécoise du cannabis also previously announced plans to double its number of stores and Alberta's robust network of about 375 stores has continued to grow to meet consumer demand.

8 Target production capacity once licensed and fully operational; several factors can cause actual capacity and cost to differ from estimates.  See "Risk Factors" in the Company's Q1 2020 MD&A.

Liquidity and Capital

  Organigram had $34.1 million in cash and short-term investments at quarter-end.  The Company also generated positive adjusted EBITDA9 of $4.9 million in Q1 2020.

  The Company reported approximately $84.5 million in current and long-term debt as at quarter-end, which primarily represents the carrying value of its term loan in its credit facility with BMO and a syndicate of lenders.  As of the date of this press release, there is $30.0 million in available capacity on the term loan in its credit facility.  The Company also has a revolver of up to $25 million available to be drawn against specified receivables.

  On November 15, 2019, the Company amended its credit facility with BMO to: i) extend the final draw deadline of the term loan from November 30, 2019 to March 31, 2020; ii) postpone the commencement of principal repayments on the term loan to May 31, 2020; and iii) realign the financial covenants structure, effective November 30, 2019, to be more consistent with industry norms up to and including May 31, 2020, which will also provide the Company with greater flexibility around the timing and quantum of incremental draws.  The financial covenants will revert to the original structure on August 31, 2020.

  Included in the facility is an uncommitted option to increase the term loan and/or revolving debt by an incremental $35 million to a total of $175 million, subject to agreement by BMO and the syndicate of lenders and satisfaction of certain legal and business conditions.

  On November 22, 2019, the Company filed a base shelf prospectus for an amount up to $175 million through the issuance of common shares, preferred shares, debt securities, subscription receipts, warrants or units.  The purpose of filing the base shelf prospectus is to shorten the timeline to raise funds for growth opportunities and working capital.
  On December 4, 2019, Organigram announced it had established an ATM program pursuant to a prospectus supplement to the base shelf prospectus that allows the Company to issue up to $55 million (or its U.S. dollar equivalent) of common shares from treasury, the volume and timing of which is at its discretion.  The ATM program will be effective until the earlier of December 25, 2021 and the issuance and sale of all the common shares issuable pursuant to the ATM program, unless terminated prior to such date by the Company or the agents under the ATM program.  The Company has used, and continues to intend to use, the net proceeds to fund capital projects, for general corporate purposes and to repay indebtedness. As of the date of this press release, the Company had issued 7,302,600 common shares for gross proceeds of approximately $22.9 million at a weighted average price of $3.14 per common share, leaving about $32.1 million available for common share issuance under the ATM program.

9 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to the Company's Q1 2020 MD&A for definitions and a reconciliation to IFRS.

Capital Structure

(in $000s except for share amounts)	November 30, 2019	August 31, 2019

Current and long-term debt	$84,499	$49,576
Shareholders' equity	328,821	327,006
Total debt and shareholders' equity	$413,320	$376,582
Outstanding common shares	156,243	156,196
Options	9,086	8,833
Restricted share units	1,061	842
Performance share units	142	-
Total fully-diluted shares	166,532	165,872

Outstanding basic and fully diluted share count as at January 12, 2020 is as follows:

(in 000s)
January 12, 2020
Outstanding common shares Options Restricted share units Performance share units	163,571 9,538 1,061 142
Total fully-diluted shares	174,312

First Quarter Fiscal 2020 Conference Call

The Company is scheduled to report its first quarter fiscal 2020 results on Tuesday, January 14, 2020 after market close.  The Company will host a conference call to discuss its results:

Date:     January 14, 2019

Time:   5:00 p.m. Eastern Time

Toll Free (North America) Dial-In Number:  1-866-211-4093

International Dial-In Number:  647-689-6727

Webcast:  https://event.on24.com/wcc/r/2152232/54B24C07755D838D71560C08FF6CC73E

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted EBITDA, adjusted EBITDA as a percentage of net revenue and cash and "all-in" cost of cultivation) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. These non-IFRS financial performance measures are defined below.  Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company.  The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company's operating results, underlying performance and prospects in a similar manner to the Company's management. As there are no standardized methods of calculating these non-IFRS measures, the Company's approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable.  Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Please refer to the Company's Q1 2020 MD&A for definitions and reconciliations to IFRS amounts.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and a Toronto Stock Exchange ("TSX") listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "could", "would", "might", "expect", "intend", "estimate", "anticipate", "believe", "plan", "continue", "budget", "schedule" or "forecast" or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company's objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company's plans and objectives including around timing for launch of new product forms, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities ;statements regarding the market future of the Canadian cannabis market and, statements regarding the Company's future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company's current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the receipt of regulatory approvals or consents and conditions imposed upon and the timing thereof, ability to meet regulatory criteria which may be subject to change, change in regulation including restrictions on sale of new product forms, timing to receive any required testing results and certifications, results of final testing of new products, timing of new retail store openings, being inconsistent with preliminary expectations, changes in governmental plans including related to methods of distribution and timing and launch of retail stores, timing and nature of sales and product returns, customer buying patters and consumer preferences not being as predicated given this is a new and emerging market, material weaknesses identified in the Company's internal controls over financial reporting, the completion of regulatory processes and registrations including for new product forms, market demand and acceptance of new product forms, unforeseen construction or delivery delays including of equipment, increases to expected costs,  competitive and industry conditions, customer buying patterns and crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time under the Company's issuer profile  on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission ("SEC") and available on the SEC's Electronic Document Gathering and Retrieval System ("EDGAR") at www.sec.gov including the Company's most recent MD&A and AIF available from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice-President, Investor Relations
amy.schwalm@organigram.ca
416-704-9057

For Media enquiries, please contact:

Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
506-645-1653